November 6, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. H. Roger Schwall, Assistant Director
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultra Petroleum Corp. Form 10-K for the Fiscal Year Ended December 31, 2014 Comment Letter dated September 28, 2015 File No. 1-33614

Ladies and Gentlemen:

This letter is a reply, on behalf of Ultra Petroleum Corp., to the comment letter dated September 28, 2015 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) relating to our Form 10-K referenced above (the “Form 10-K”). In this letter, we reproduce the Staff’s comments in italics typeface and provide our responses in normal typeface. Further, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request the Staff provide any further comments at its convenience.

Form 10-K for the Fiscal Year ended December 31, 2014

Financial Statements

Note 16 – Disclosure about Oil and Gas Producing Activities (Unaudited), Page 89

1.	We note your response to prior comment number one from our letter dated July 29, 2015 and the revised reserve estimation procedures described therein. However, it is not clear to us from your response whether, under these revised procedures, you would immediately remove from your reserves estimates any previously reported PUD locations and volumes for which it is determined that you can no longer demonstrate reasonable certainty. Please clarify your intention in this regard.

Letter to SEC Division of Corporate Finance November 6, 2015 Page 2 of 4

Response:	In response to the Staff’s comment, we re-evaluated the reasonable certainty of our prior bookings using our revised procedures as of the dates of such bookings. As a result of that re-evaluation, we identified 106 BCFE of PUD reserves for locations in Pennsylvania that were booked in our year-end 2011 reserve report and that would not have been booked based on our revised procedures. There were three primary reasons for us reaching this conclusion: (1) we underestimated the variability in the cost of drilling and operating new wells in this area with this operator; (2) we underestimated the degree to which we could influence where new wells were drilled in this area; and (3) our revised procedures improve our ability to evaluate the certainty of the drilling schedule for our non-operated assets. As a result, we now believe (with the benefit of hindsight and our revised procedures) that some uncertainty existed regarding the future development of these reserves, and so we propose to remove them from our year-end 2011 reserve report.

We have assessed the impact of removing the above-referenced PUD locations on the disclosures related to oil and gas reserves included in our Form 10-K for the fiscal year ended December 31, 2011. These reserves comprised 2.1% of the proved reserves and 3.6% of the PUD reserves in our year-end 2011 reserve report. We have also considered the impact of the proposed revisions on our year-end 2011 PV-10 value and the standardized measure disclosed in our year-end 2011 Form 10-K as well as on our financial statements, including the ceiling test and depreciation, depletion and amortization calculations in our year-end 2011 Form 10-K. We also considered the qualitative factors set out in Staff Accounting Bulletin No. 99. Based on the quantitative factors we considered, we concluded the proposed revisions have an immaterial impact on our financial statements for year-end 2011 and subsequent years. Further, no negative qualitative factors impacted our conclusion.

Because the impact of debooking these reserves is immaterial to our prior reserves and our prior financial statements, and because the period affected by these revisions is no longer presented in our current filings, we propose to provide supplemental disclosure in the “Disclosure About Oil and Gas Producing Activities” footnote to the financial statements in our Form 10-K for our fiscal year ended December 31, 2015 describing these changes. We will include information about the quantitative factors described above and a note clarifying that we determined we should have reflected additional downward revisions to certain of our proved undeveloped reserves in our year-end 2011 Form 10-K and reserve report.

Please note that as a part of preparing our response to this comment one, we re-evaluated all our prior bookings, including our bookings for recent years, and concluded that we had established reasonable certainty of developing all our other proved undeveloped locations as of the dates of our reserve reports based upon the facts and circumstances that existed at the time.

Finally, we also note that our conversion rates in recent years have been much higher than some earlier periods: in 2014 we converted 22% of the PUD reserves booked in our year-end 2013 reserve report; and in 2015 we expect to convert more than 18% of the PUD reserves booked in our year-end 2014 reserve report.

Letter to SEC Division of Corporate Finance November 6, 2015 Page 3 of 4

2.	If important economic factors or significant uncertainties affect your proved undeveloped reserves, provide explanation of the relevant factors or uncertainties. See FASB ASC paragraph 932-235-50-10.

Response:	We have not experienced the types of economic factors or significant uncertainties specifically identified in FASB ASC ¶ 932-235-50-10: unusually high expected development or lifting costs, the necessity to build a major pipeline or other major facilities before production of our reserves can begin, or contractual obligations to produce and sell a significant portion of our reserves at prices substantially below those at which our reserves could be sold in the absence of such an obligation.

Other matters do from time to time affect our proved undeveloped reserves, however. For example: as we noted in our August 20, 2014 letter, in 2013 our reserve revisions resulted from higher expected future gas prices which led to a higher development capital budget and corresponding changes in our expected drill schedule; in our October 17, 2014 letter we explained how commodity price changes, property acquisitions, and decisions by third party operators affected the timing of development of our PUD reserves; in our February 13, 2015 letter we noted that increasing commodity prices increased our development capital budget which led us to expect higher rig counts and corresponding changes in our drilling schedule; and in our June 5, 2015 letter we explained how changes in our development plan resulting from changes in commodity prices and our asset mix affected transfers in and out of our PUD reserves. Finally, in our September 3, 2015 letter, we confirmed that we will provide enhanced disclosure in future filings related to FASB ASC ¶ 932-235-50-10 if changes in our development plans result in material changes to our proved reserves. Please let us know if there is additional information we can provide related to this item.

3.	Rule 4-10(a)(24) of Regulation S-X describes “reasonable certainty” as “If deterministic methods are used [for proved reserve estimates], reasonable certainty means a high degree of confidence that the [proved reserve] quantities will be recovered.” However, we note the following:

•	For the end of fiscal years 2010 through 2013, only 59% of the PUD locations scheduled to be drilled in the year immediately following the applicable reserve report were actually drilled;

•	Over the last five years, only 63% of your PUDs have been converted on a cumulative basis; and

•	Over the last three years, only 38% of your PUDs have been converted on a cumulative basis.

Letter to SEC Division of Corporate Finance November 6, 2015 Page 4 of 4

Given the discrepancy between planned and actual conversion, it does not appear that reserve estimates met the “high degree of confidence” required for reasonable certainty.

We reissue our request that you revise previously reported PUD reserve volumes to limit these volumes to those quantities which are reasonably certain to be developed within five years of booking.

Response:	As noted above, in preparing this letter, we re-evaluated our prior bookings using our revised procedures as of the date of such bookings. As a result of that review, although we concluded there were some reserves (please see comment one above) with respect to which we were less certain of future development with respect to the timing of that development, we also determined that in all cases we had the high degree of confidence for reasonable certainty required under Rule 4-10(a)(24) of Regulation S-X, which relates to the quantity of reserves recovered.

* * *

Should you have any questions concerning this response, please contact me at (281) 582-6611.

Sincerely,

ULTRA PETROLEUM CORP.

/s/ Garrett B. Smith
Garrett B. Smith
Chief Legal Counsel and
Corporate Secretary